November 3, 2026
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    IDACORP, Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-299734

Ladies and Gentlemen:

IDACORP, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-3 on October 30, 2026 (the “Registration Statement”). Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience. The Registrant is requesting withdrawal of the Registration Statement because the Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was inadvertently filed as form type “S-3” instead of form type “S-3ASR”.

Accordingly, the Registrant is requesting that the Registration Statement be withdrawn, and the Registrant expects to re-file a substantially identical registration statement as form type S-3ASR shortly after submitting this request. In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees payable to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to this new registration statement filing.

The Registrant confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing request for withdrawal, please contact our counsel, Christopher Wassman of Ashurst Perkins Coie US LLP at christopher.wassman@ashurstperkins.com or (206) 359-3807.

Sincerely,

/s/ Brian R. Buckham
Name:    Brian R. Buckham
Title:    Executive Vice President, Chief Financial Officer, and Treasurer